SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM T-3
FOR APPLICATION FOR QUALIFICATION OF INDENTURE
UNDER THE TRUST INDENTURE ACT OF 1939
Bally Total Fitness Holding Corporation
Bally Fitness Franchising, Inc.
Bally Franchise RSC, Inc.
Bally Franchising Holdings, Inc.
Bally Total Fitness Corporation
Bally Total Fitness International, Inc.
Bally Total Fitness of Missouri, Inc.
Bally Total Fitness of Toledo, Inc.
Bally Total Fitness of Connecticut Coast, Inc.
Bally Total Fitness of Connecticut Valley, Inc.
Greater Philly No. 1 Holding Company
Greater Philly No. 2 Holding Company
Health & Tennis Corporation of New York
Holiday Health Clubs of the East Coast, Inc.
Bally Total Fitness of Upstate New York, Inc.
Bally Total Fitness of Colorado, Inc.
Bally Total Fitness of the Southeast, Inc.
Holiday/Southeast Holding Corp.
Bally Total Fitness of California, Inc.
Bally Total Fitness of the Mid-Atlantic, Inc.
BTF/CFI, Inc.
Bally Total Fitness of Greater New York, Inc.
Jack La Lanne Holding Corp.
Bally Sports Clubs, Inc.
New Fitness Holding Co., Inc.
Nycon Holding Co., Inc.
Bally Total Fitness of Philadelphia, Inc.
Bally Total Fitness of Rhode Island, Inc.
Rhode Island Holding Company
Bally Total Fitness of the Midwest, Inc.
Bally Total Fitness of Minnesota, Inc.
Tidelands Holiday Health Clubs, Inc.
U.S. Health, Inc.
(Names of Applicants)
8700 West Bryn Mawr Avenue
Chicago, Illinois
(Address of principal executive offices)
SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

Title of Class	Amount

13% Senior Second Lien Notes	$247,337,500
APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:
     On, or as soon as practicable following the Effective Date of the Applicants’ First Amended Joint Prepackaged Chapter 11 Plan of Reorganization.
Marc D. Bassewitz
Senior Vice President, Secretary and General Counsel
8700 West Bryn Mawr Avenue
Chicago, Illinois 60631
(773) 399-7606
(Name and address of agent for service)
With a copy to:
Mark D. Gerstein, Esq.
Latham & Watkins LLP
Sears Tower Suite 5800
233 South Wacker Drive
Chicago, Illinois 60606
(312) 876-7700

GENERAL
Item 1. General Information
(a) Each Applicant is a corporation.
(b) Bally Total Fitness Holding Corporation (the “Company”) is a Delaware corporation.
Bally Fitness Franchising, Inc. is organized under the laws of Illinois.
Bally Franchise RSC, Inc. is organized under the laws of Illinois.
Bally Franchising Holdings, Inc. is organized under the laws of Illinois.
Bally Total Fitness Corporation is organized under the laws of Delaware.
Bally Total Fitness International, Inc. is organized under the laws of Michigan.
Bally Total Fitness of Missouri, Inc. is organized under the laws of Missouri.
Bally Total Fitness of Toledo, Inc. is organized under the laws of Ohio.
Bally Total Fitness of Connecticut Coast, Inc. is organized under the laws of Connecticut.
Bally Total Fitness of Connecticut Valley, Inc. is organized under the laws of Connecticut.
Greater Philly No. 1 Holding Company is organized under the laws of Pennsylvania.
Greater Philly No. 2 Holding Company is organized under the laws of Pennsylvania.
Health & Tennis Corporation of New York is organized under the laws of Delaware.
Holiday Health Clubs of the East Coast, Inc. is organized under the laws of Delaware.
Bally Total Fitness of Upstate New York, Inc. is organized under the laws of New York.
Bally Total Fitness of Colorado, Inc. is organized under the laws of Colorado.
Bally Total Fitness of the Southeast, Inc. is organized under the laws of South Carolina.
Holiday/Southeast Holding Corp. is organized under the laws of Delaware.
Bally Total Fitness of California, Inc. is organized under the laws of California.
Bally Total Fitness of the Mid-Atlantic, Inc. is organized under the laws of Delaware.
BTF/CFI, Inc. is organized under the laws of Delaware.
Bally Total Fitness of Greater New York, Inc. is organized under the laws of New York.
Jack La Lanne Holding Corp. is organized under the laws of New York.
Bally Sports Clubs, Inc. is organized under the laws of New York.
New Fitness Holding Co., Inc. is organized under the laws of New York.

Nycon Holding Co., Inc. is organized under the laws of New York.
Bally Total Fitness of Philadelphia, Inc. is organized under the laws of Pennsylvania.
Bally Total Fitness of Rhode Island, Inc. is organized under the laws of Rhode Island.
Rhode Island Holding Company is organized under the laws of Rhode Island.
Bally Total Fitness of the Midwest, Inc. is organized under the laws of Ohio.
Bally Total Fitness of Minnesota, Inc. is organized under the laws of Ohio.
Tidelands Holiday Health Clubs, Inc. is organized under the laws of Virginia.
U.S. Health, Inc. is organized under the laws of Delaware.
     Except for the Company, each of the foregoing entities shall be referred to herein collectively as the “Guarantors.” The Company and the Guarantors shall be referred to collectively as the “Applicants.”
Item 2. Securities Act Exemption Applicable
     As described in the proposed joint prepackaged Chapter 11 plan of reorganization of the Company and its affiliate debtors (the “Plan”), a copy of which is filed as Exhibit T3E-3 to this Form T-3, the Company has accepted alternative restructuring proposals from (i) Anschutz Investment Company, Goldman Sachs & Co. and funds advised by Tennenbaum Capital Partners, LLC (the “Sponsoring Subordinated Noteholders”) and (ii) Harbinger Capital Partners Master Fund I, Ltd. and Harbinger Capital Partners Special Situations Fund L.P. (“Harbinger”). Subject to the terms and conditions of the Plan, when the Plan becomes effective on the date on which all conditions to consummation of the Plan have been satisfied or waived (the “Effective Date”), either (i) the restructuring proposal funded by the Sponsoring Subordinated Noteholders (the “Noteholder Proposal”) or (ii) the restructuring proposal funded by Harbinger will be consummated (the “Harbinger Proposal”). If the Harbinger Proposal is consummated pursuant to the Plan, the Company will issue up to $247,337,500 of 13% Senior Second Lien Notes (the “New Senior Second Lien Notes”) under an indenture to be qualified hereby (the “New Senior Second Lien Notes Indenture”) to holders of the Company’s existing 10 1/2% Senior Notes due 2011 (the “Prepetition Senior Notes”), who will receive their pro rata share of the New Senior Second Lien Notes in addition to a fee equal to 2% of the principal amount of the Prepetition Senior Notes.
     The Company solicited pre-petition acceptances of the Plan and commenced a bankruptcy case on July 31, 2007. As originally filed with the bankruptcy court, the Plan contemplated only the Noteholder Proposal. Prior to the commencement of its bankruptcy case, the Company filed applications to qualify four indentures governing four series of debt securities to be issued pursuant to the Noteholder Proposal, if the Noteholder Proposal is consummated and that will not be issued if the Harbinger Proposal is consummated. The Company filed an amended Plan, which contemplates the alternative Harbinger Proposal, with the bankruptcy court on August 13, 2007 and August 17, 2007. In the event that the Harbinger Proposal is consummated under the Plan and the New Senior Second Lien Notes to be issued under the Senior Second Lien Notes Indenture to be qualified hereby are exchanged for Prepetition Senior Notes pursuant to the Plan, the issuance of the New Senior Second Lien Notes would be exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the exemption provided by Section 1145(a)(1) of Title 11 of the United States Bankruptcy Code. To the extent that the solicitation of acceptances of the Plan constituted an offer of new securities not exempt from registration under Section 1145(a)(1), the Company relied on Section 3(a)(9) of the Securities Act and Section 4(2) of the Securities Act and, to the extent applicable, Regulation D promulgated thereunder.
     Generally, Section 1145(a)(1) exempts an offer and sale of securities under a plan of reorganization from registration under the Securities Act and state securities laws if three principal requirements are satisfied: (i) the securities must be offered and sold under a plan of reorganization and must be securities of the debtor, an affiliate participating in a joint plan with the debtor or a successor to the debtor under the plan; (ii) the recipients of the securities must hold a prepetition or administrative expense claim against the debtor or an interest in the debtor; and (iii) the securities must be issued entirely in exchange for the recipient’s claim against or interest in the debtor, or principally in such exchange and partly for cash or property. The Company believes that the offer of the New Senior Second Lien Notes under the solicitation of acceptances for the Plan and the exchange of New Senior Second Lien Notes for Prepetition Senior Notes under the Plan will satisfy the requirements of Section 3(a)(9) of the Securities Act and Section 1145(a)(1) of the Bankruptcy Code, respectively, and, therefore, such offer and exchange is exempt from the registration requirements referred to above.

     No sales of securities of the same class as the New Senior Second Lien Notes have been or are to be made by the Company by or through an underwriter at or about the same time as the solicitation of acceptances and exchange for which the exemption is claimed. No consideration has been, or is to be, given, directly or indirectly, to any person in connection with the transaction, except for customary payments to be made in respect of (1) preparing, printing and mailing the Disclosure Statement and related documents, (2) the engagement of MacKenzie Partners, Inc., as voting agent for the solicitation of pre-petition acceptances of the Plan and (3) payments of the fees and expenses of the Company’s legal and financial advisors. Neither the voting agent nor the Company’s financial advisors solicited acceptances in connection with the Company’s solicitation of approval for the Plan or made recommendations as to acceptance or rejection of the Plan. The compensation payable to the agents and advisors is not conditioned on the acceptance of the Plan.
AFFILIATIONS
Item 3. Affiliates
     (a) An organizational chart showing the affiliates of the Applicants as of the date of this Application for Qualification on Form T-3 (“Application”) is attached hereto as Exhibit T3H and is incorporated herein by reference. Unless otherwise indicated, each subsidiary is wholly owned by its parent.
     The Company expects all of these entities to exist upon consummation of the Plan.
     (b) Certain directors and executive officers of the Company may be deemed to be “affiliates” of the Company by virtue of their positions with the Company. See Item 4, “Directors and Executive Officers.”
     (c) Certain persons who may be deemed to be “affiliates” of the Company by virtue of their holdings of the voting securities of the Company. See Item 5, “Principal Owners of Voting Securities.”
MANAGEMENT AND CONTROL
Item 4. Directors and Officers
     The following table lists the name of, and offices held by, each executive officer and director of the Applicants. The address of each person listed below is c/o Bally Total Fitness Holding Corporation, 8700 West Bryn Mawr Avenue, Chicago, Illinois 60631.

     (1) The executive officers and directors of the Company are as follows:

Name	Office / Position
Don R. Kornstein	Director, Interim Chairman, Chief Restructuring Officer
Julie Adams	Senior Vice President, Membership Services
Marc D. Bassewitz	Senior Vice President, Secretary and General Counsel
William G. Fanelli	Senior Vice President, Finance and Corporate Development
Michael A. Feder	Chief Operating Officer
Gail J. Holmberg	Senior Vice President, Chief Information Officer
Thomas S. Massimino	Senior Vice President, Operations
Harold Morgan	Senior Vice President, Chief Administrative Officer
John H. Wildman	Senior Vice President, Sales and Interim Chief Marketing Officer
Theresa R. Willows	Senior Vice President, Customer Care and Member Services
Charles J. Burdick	Director
Barry R. Elson	Director
Eric Langshur	Director
     (2) The executive officers and directors of Bally Fitness Franchising, Inc. are as follows:

Name	Office / Position
Julie Adams	Senior Vice President, Membership Services
Marc D. Bassewitz	Director, Senior Vice President, Secretary and General Counsel
William G. Fanelli	Director, Senior Vice President, Finance and Corporate Development
Harold Morgan	Director, Senior Vice President, Chief Administrative Officer
     (3) The executive officers and directors of Bally Franchise RSC, Inc. are as follows:

Name	Office / Position
Julie Adams	Senior Vice President, Membership Services
Marc D. Bassewitz	Director, Senior Vice President, Secretary and General Counsel
William G. Fanelli	Director, Senior Vice President, Finance and Corporate Development
Harold Morgan	Director, Senior Vice President, Chief Administrative Officer
     (4) The executive officers and directors of Bally Franchising Holdings, Inc. are as follows:

Name	Office / Position
Julie Adams	Senior Vice President, Membership Services
Marc D. Bassewitz	Director, Senior Vice President, Secretary and General Counsel
William G. Fanelli	Director, Senior Vice President, Finance and Corporate Development
Harold Morgan	Director, Senior Vice President, Chief Administrative Officer
     (5) The executive officers and directors of Bally Total Fitness Corporation are as follows:

Name	Office / Position
John H. Wildman	Senior Vice President, Sales and Interim Chief Marketing Officer
Julie Adams	Senior Vice President, Membership Services
Marc D. Bassewitz	Director, Senior Vice President, General Counsel and Secretary
Harold Morgan	Director, Senior Vice President, Chief Administrative Officer
William G. Fanelli	Director, Senior Vice President, Finance and Corporate Development
Gail Holmberg	Senior Vice President, Chief Information Officer
Thomas S. Massimino	Senior Vice President, Operations
     (6) The executive officers and directors of Bally Total Fitness International, Inc. are as follows:

Name	Office / Position
Julie Adams	Senior Vice President, Membership Services
Marc D. Bassewitz	Director, Senior Vice President, Secretary and General Counsel
William G. Fanelli	Director, Senior Vice President, Finance and Corporate Development
Harold Morgan	Director, Senior Vice President, Chief Administrative Officer

     (7) The executive officers and directors of Bally Total Fitness of Missouri, Inc. are as follows:

Name	Office / Position
Julie Adams	Senior Vice President, Membership Services
Marc D. Bassewitz	Director, Senior Vice President, Secretary and General Counsel
William G. Fanelli	Director, Senior Vice President, Finance and Corporate Development
Harold Morgan	Director, Senior Vice President, Chief Administrative Officer
     (8) The executive officers and directors of Bally Total Fitness of Toledo, Inc. are as follows:

Name	Office / Position
Julie Adams	Senior Vice President, Membership Services
Marc D. Bassewitz	Director, Senior Vice President, Secretary and General Counsel
William G. Fanelli	Director, Senior Vice President, Finance and Corporate Development
Harold Morgan	Director, Senior Vice President, Chief Administrative Officer
     (9) The executive officers and directors of Bally Total Fitness of Connecticut Coast, Inc. are as follows:

Name	Office / Position
Jerome B. Kahn	Director, Executive Vice President (First)
Marc D. Bassewitz	Director, Senior Vice President, General Counsel, and Secretary
William G. Fanelli	Director, Senior Vice President, Finance and Corporate Development
Harold Morgan	Director, Senior Vice President, Chief Administrative Officer
George Jaconetti	Director, First Vice President
     (10) The executive officers and directors of Bally Total Fitness of Connecticut Valley, Inc. are as follows:

Name	Office / Position
Jerome B. Kahn	Director, Executive Vice President (First)
Marc D. Bassewitz	Director, Senior Vice President, General Counsel, and Secretary
William G. Fanelli	Director, Senior Vice President, Finance and Corporate Development
Harold Morgan	Director, Senior Vice President, Chief Administrative Officer
George Jaconetti	Director, First Vice President
     (11) The executive officers and directors of Greater Philly No. 1 Holding Company are as follows:

Name	Office / Position
Jerome B. Kahn	Director, Executive Vice President
Marc D. Bassewitz	Director, Senior Vice President, General Counsel, and Secretary
William G. Fanelli	Director, Senior Vice President, Finance and Corporate Development
Harold Morgan	Director, Senior Vice President, Chief Administrative Officer
George Jaconetti	Director, First Vice President
     (12) The executive officers and directors of Greater Philly No. 2 Holding Company are as follows:

Name	Office / Position
Jerome B. Kahn	Director, Executive Vice President
Marc D. Bassewitz	Director, Senior Vice President, General Counsel, and Secretary
William G. Fanelli	Director, Senior Vice President, Finance and Corporate Development
Harold Morgan	Director, Senior Vice President, Chief Administrative Officer
George Jaconetti	Director, First Vice President

     (13) The executive officers and directors of Health & Tennis Corporation of New York are as follows:

Name	Office / Position
Julie Adams	Senior Vice President, Membership Services
Marc D. Bassewitz	Director, Senior Vice President, General Counsel, and Secretary
William G. Fanelli	Director, Senior Vice President, Finance and Corporate Development
Harold Morgan	Director, Senior Vice President, Chief Administrative Officer
     (14) The executive officers and directors of Holiday Health Clubs of the East Coast, Inc. are as follows:

Name	Office / Position
Julie Adams	Senior Vice President, Membership Services
Marc D. Bassewitz	Director, Senior Vice President, General Counsel, and Secretary
William G. Fanelli	Director, Senior Vice President, Finance and Corporate Development
Harold Morgan	Director, Senior Vice President, Chief Administrative Officer
     (15) The executive officers and directors of Bally Total Fitness of Upstate New York, Inc. are as follows:

Name	Office / Position
Jerome B. Kahn	Director, Executive Vice President
Marc D. Bassewitz	Director, Senior Vice President, General Counsel, and Secretary
William G. Fanelli	Director, Senior Vice President, Finance and Corporate Development
Harold Morgan	Director, Senior Vice President, Chief Administrative Officer
George Jaconetti	Director, First Vice President
     (16) The executive officers and directors of Bally Total Fitness of Colorado, Inc. are as follows:

Name	Office / Position
Julie Adams	Senior Vice President, Membership Services
Marc D. Bassewitz	Director, Senior Vice President, General Counsel, and Secretary
William G. Fanelli	Director, Senior Vice President, Finance and Corporate Development
Harold Morgan	Director, Senior Vice President, Chief Administrative Officer
     (17) The executive officers and directors of Bally Total Fitness of the Southeast, Inc. are as follows:

Name	Office / Position
Julie Adams	Senior Vice President, Membership Services
Marc D. Bassewitz	Director, Senior Vice President, General Counsel, and Secretary
William G. Fanelli	Director, Senior Vice President, Finance and Corporate Development
Harold Morgan	Director, Senior Vice President, Chief Administrative Officer
     (18) The executive officers and directors of Holiday/Southeast Holding Corp. are as follows:

Name	Office / Position
Julie Adams	Senior Vice President, Membership Services
Marc D. Bassewitz	Director, Senior Vice President, General Counsel, and Secretary
William G. Fanelli	Director, Senior Vice President, Finance and Corporate Development
Harold Morgan	Director, Senior Vice President, Chief Administrative Officer
     (19) The executive officers and directors of Bally Total Fitness of California, Inc. are as follows:

Name	Office / Position
Julie Adams	Senior Vice President, Membership Services
Marc D. Bassewitz	Director, Senior Vice President, General Counsel, and Secretary
William G. Fanelli	Director, Senior Vice President, Finance and Corporate Development
Harold Morgan	Director, Senior Vice President, Chief Administrative Officer

     (20) The executive officers and directors of Bally Total Fitness of the Mid-Atlantic, Inc. are as follows:

Name	Office / Position
Julie Adams	Senior Vice President, Membership Services
Marc D. Bassewitz	Director, Senior Vice President, General Counsel, and Secretary
William G. Fanelli	Director, Senior Vice President, Finance and Corporate Development
Harold Morgan	Director, Senior Vice President, Chief Administrative Officer
     (21) The executive officers and directors of BTF/CFI, Inc. are as follows:

Name	Office / Position
Julie Adams	Senior Vice President, Membership Services
Marc D. Bassewitz	Director, Senior Vice President, General Counsel, and Secretary
William G. Fanelli	Director, Senior Vice President, Finance and Corporate Development
Harold Morgan	Director, Senior Vice President, Chief Administrative Officer
     (22) The executive officers and directors of Bally Total Fitness of Greater New York, Inc. are as follows:

Name	Office / Position
Julie Adams	Senior Vice President, Membership Services
Marc D. Bassewitz	Director, Senior Vice President, General Counsel, and Secretary
William G. Fanelli	Director, Senior Vice President, Finance and Corporate Development
Harold Morgan	Director, Senior Vice President, Chief Administrative Officer
George Jaconetti	Director
Jerome Kahn	Director
     (23) The executive officers and directors of Jack La Lanne Holding Corp. are as follows:

Name	Office / Position
Julie Adams	Senior Vice President, Membership Services
Marc D. Bassewitz	Director, Senior Vice President, General Counsel, and Secretary
William G. Fanelli	Director, Senior Vice President, Finance and Corporate Development
Harold Morgan	Director, Senior Vice President, Chief Administrative Officer
     (24) The executive officers and directors of Bally Sports Clubs, Inc. are as follows:

Name	Office / Position
Julie Adams	Senior Vice President, Membership Services
Marc D. Bassewitz	Director, Senior Vice President, General Counsel, and Secretary
William G. Fanelli	Director, Senior Vice President, Finance and Corporate Development
Harold Morgan	Director, Senior Vice President, Chief Administrative Officer
George Jaconetti	Director
Jerome Kahn	Director
     (25) The executive officers and directors of New Fitness Holding Co., Inc. are as follows:

Name	Office / Position
Jerome B. Kahn	Director, Executive Vice President
Marc D. Bassewitz	Director, Senior Vice President, General Counsel, and Secretary
William G. Fanelli	Director, Senior Vice President, Finance and Corporate Development
Harold Morgan	Director, Senior Vice President, Chief Administrative Officer
George Jaconetti	Director, First Vice President

     (26) The executive officers and directors of Nycon Holding Co., Inc. are as follows:

Name	Office / Position
Jerome B. Kahn	Director, Executive Vice President
Marc D. Bassewitz	Director, Senior Vice President, General Counsel, and Secretary
William G. Fanelli	Director, Senior Vice President, Finance and Corporate Development
Harold Morgan	Director, Senior Vice President, Chief Administrative Officer
George Jaconetti	Director, First Vice President
     (27) The executive officers and directors of Bally Total Fitness of Philadelphia, Inc. are as follows:

Name	Office / Position
Jerome B. Kahn	Director, Executive Vice President
Marc D. Bassewitz	Director, Senior Vice President, General Counsel, and Secretary
William G. Fanelli	Director, Senior Vice President, Finance and Corporate Development
Harold Morgan	Director, Senior Vice President, Chief Administrative Officer
George Jaconetti	Director, First Vice President
     (28) The executive officers and directors of Bally Total Fitness of Rhode Island, Inc. are as follows:

Name	Office / Position
Jerome B. Kahn	Director, Executive Vice President
Marc D. Bassewitz	Director, Senior Vice President, General Counsel, and Secretary
William G. Fanelli	Director, Senior Vice President, Finance and Corporate Development
Harold Morgan	Director, Senior Vice President, Chief Administrative Officer
George Jaconetti	Director, First Vice President
     (29) The executive officers and directors of Rhode Island Holding Company are as follows:

Name	Office / Position
Jerome B. Kahn	Director, Executive Vice President
Marc D. Bassewitz	Director, Senior Vice President, General Counsel, and Secretary
William G. Fanelli	Director, Senior Vice President, Finance and Corporate Development
Harold Morgan	Director, Senior Vice President, Chief Administrative Officer
George Jaconetti	Director, First Vice President
     (30) The executive officers and directors of Bally Total Fitness of the Midwest, Inc. are as follows:

Name	Office / Position
Julie Adams	Senior Vice President, Membership Services
Marc D. Bassewitz	Director, Senior Vice President, General Counsel, and Secretary
William G. Fanelli	Director, Senior Vice President, Finance and Corporate Development
Harold Morgan	Director, Senior Vice President, Chief Administrative Officer
     (31) The executive officers and directors of Bally Total Fitness of Minnesota, Inc. are as follows:

Name	Office / Position
Julie Adams	Senior Vice President, Membership Services
Marc D. Bassewitz	Director, Senior Vice President, General Counsel, and Secretary
William G. Fanelli	Director, Senior Vice President, Finance and Corporate Development
Harold Morgan	Director, Senior Vice President, Chief Administrative Officer
     (32) The executive officers and directors of Tidelands Holiday Health Clubs, Inc. are as follows:

Name	Office / Position
Julie Adams	Senior Vice President, Membership Services
Marc D. Bassewitz	Director, Senior Vice President, General Counsel, and Secretary
William G. Fanelli	Director, Senior Vice President, Finance and Corporate Development
Harold Morgan	Director, Senior Vice President, Chief Administrative Officer

     (33) The executive officers and directors of U.S. Health, Inc. are as follows:

Name	Office / Position
Julie Adams	Senior Vice President, Membership Services
Marc D. Bassewitz	Director, Senior Vice President, General Counsel, and Secretary
William G. Fanelli	Director, Senior Vice President, Finance and Corporate Development
Harold Morgan	Director, Senior Vice President, Chief Administrative Officer
Item 5. Principal Owners of Voting Securities
     (a) Voting Securities as of the Date of Application. The following tables set forth certain information concerning the beneficial ownership of the voting securities of the Company and the Applicants by persons known by the Company and the Applicants to beneficially own more than 10% of their respective outstanding voting securities as of August 17, 2007:
     (1) The Company

			Percentage of
	Title of Class		Voting Securities
Name and Complete Mailing Address	Owned	Amount Owned	Owned
Pardus Capital Management L.P.	Common Stock	6,105,500 shares	14.8%
1001 Avenue of the Americas, Suite 1100	Par Value $.01
New York, New York 10018

Emanuel R. Pearlman	Common Stock	4,619,450 shares	11.2%
Liberation Investment Group LLC	Par Value $.01
Liberation Investments, Ltd.
Liberation Investments, L.P.
330 Madison Avenue, 6th Floor
New York, NY 10017
     (2) Bally Fitness Franchising, Inc.

Percentage of
	Title of Class		Voting Securities
Name and Complete Mailing Address	Owned	Amount Owned	Owned
Bally Franchising Holdings, Inc.	Common Stock	1,000 shares	100%
8700 West Bryn Mawr Avenue	Par Value $1.00
Chicago, Illinois 60631
     (3) Bally Franchise RSC, Inc.

Percentage of
	Title of Class		Voting Securities
Name and Complete Mailing Address	Owned	Amount Owned	Owned
Bally Franchising Holdings, Inc.	Common Stock	1,000 shares	100%
8700 West Bryn Mawr Avenue	Par Value $1.00
Chicago, Illinois 60631
     (4) Bally Franchising Holdings, Inc.

Percentage of
	Title of Class		Voting Securities
Name and Complete Mailing Address	Owned	Amount Owned	Owned
Bally Total Fitness Holding Corporation	Common Stock	1,000 shares	100%
8700 West Bryn Mawr Avenue	Par Value $1.00
Chicago, Illinois 60631

     (5) Bally Total Fitness Corporation

Percentage of
	Title of Class		Voting Securities
Name and Complete Mailing Address	Owned	Amount Owned	Owned
Bally Total Fitness Holding Corporation	Common Stock	800 shares	100%
8700 West Bryn Mawr Avenue	Par Value $.0001
Chicago, Illinois 60631
     (6) Bally Total Fitness International, Inc.

Percentage of
	Title of Class		Voting Securities
Name and Complete Mailing Address	Owned	Amount Owned	Owned
Bally Total Fitness Corporation	Common Stock	1,000 shares	100%
8700 West Bryn Mawr Avenue	Par Value $1.00
Chicago, Illinois 60631
     (7) Bally Total Fitness of Missouri, Inc.

Percentage of
	Title of Class		Voting Securities
Name and Complete Mailing Address	Owned	Amount Owned	Owned
Bally Total Fitness Corporation	Common Stock	500 shares	100%
8700 West Bryn Mawr Avenue	Par Value $1.00
Chicago, Illinois 60631
     (8) Bally Total Fitness of Toledo, Inc.

Percentage of
	Title of Class		Voting Securities
Name and Complete Mailing Address	Owned	Amount Owned	Owned
Bally Total Fitness Corporation	Common Stock	100 shares	100%
8700 West Bryn Mawr Avenue Chicago, Illinois 60631	Par Value $10.00
     (9) Bally Total Fitness of Connecticut Coast, Inc.

			Percentage of
	Title of Class		Voting Securities
Name and Complete Mailing Address	Owned	Amount Owned	Owned
Bally Total Fitness Corporation	Common Stock	180 shares	18%
8700 West Bryn Mawr Avenue Chicago, Illinois 60631	Par Value $1.00

New Fitness Holding Co., Inc.	Common Stock	800 shares	80%
8700 West Bryn Mawr Avenue	Par Value $1.00
Chicago, Illinois 60631
     (10) Bally Total Fitness of Connecticut Valley, Inc.

			Percentage of
	Title of Class		Voting Securities
Name and Complete Mailing Address	Owned	Amount Owned	Owned
Holiday Fitness Holding Company	Common Stock	130 shares	13%
c/o Holiday Health Spa	Par Value $1.00
415 West Court Street
Flint, Michigan 48503

New Fitness Holding Co., Inc.	Common Stock	800 shares	80%
8700 West Bryn Mawr Avenue	Par Value $1.00
Chicago, Illinois 60631

     (11) Greater Philly No. 1 Holding Company

			Percentage of
	Title of Class		Voting Securities
Name and Complete Mailing Address	Owned	Amount Owned	Owned
Holiday Fitness Holding Company	Common Stock	150 shares	15%
c/o Holiday Health Spa	Par Value $1.00
415 West Court Street Flint, Michigan 48503

Bally Total Fitness Corporation	Common Stock	800 shares	80%
8700 West Bryn Mawr Avenue	Par Value $1.00
Chicago, Illinois 60631
     (12) Greater Philly No. 2 Holding Company

			Percentage of
	Title of Class		Voting Securities
Name and Complete Mailing Address	Owned	Amount Owned	Owned
Greater Philly No. 1 Holding Company	Common Stock	800 shares	80%
8700 West Bryn Mawr Avenue	Par Value $1.00
Chicago, Illinois 60631

Bally Total Fitness Corporation	Common Stock	200 shares	20%
8700 West Bryn Mawr Avenue	Par Value $1.00
Chicago, Illinois 60631
     (13) Health & Tennis Corporation of New York

Percentage of
	Title of Class		Voting Securities
Name and Complete Mailing Address	Owned	Amount Owned	Owned
Bally Total Fitness Corporation	Common Stock	100 shares	100%
8700 West Bryn Mawr Avenue	Par Value $.01
Chicago, Illinois 60631
     (14) Holiday Health Clubs of the East Coast, Inc.

			Percentage of
	Title of Class		Voting Securities
Name and Complete Mailing Address	Owned	Amount Owned	Owned
U.S. Health, Inc.	Common Stock	500 shares	50%
8700 West Bryn Mawr Avenue	No Par Value
Chicago, Illinois 60631

Bally Total Fitness Corporation	Common Stock	500 shares	50%
8700 West Bryn Mawr Avenue	No Par Value
Chicago, Illinois 60631
     (15) Bally Total Fitness of Upstate New York, Inc.

			Percentage of
	Title of Class		Voting Securities
Name and Complete Mailing Address	Owned	Amount Owned	Owned
New Fitness Holding Co., Inc.	Common Stock	800 shares	80%
8700 West Bryn Mawr Avenue	No Par Value
Chicago, Illinois 60631

Bally Total Fitness Holding Corporation	Common Stock	100 shares	10%
8700 West Bryn Mawr Avenue	No Par Value
Chicago, Illinois 60631

     (16) Bally Total Fitness of Colorado, Inc.

Percentage of
	Title of Class		Voting Securities
Name and Complete Mailing Address	Owned	Amount Owned	Owned
Bally Total Fitness Corporation	Common Stock	1,000 shares	100%
8700 West Bryn Mawr Avenue	Par Value $1.00
Chicago, Illinois 60631
     (17) Bally Total Fitness of the Southeast, Inc.

			Percentage of
	Title of Class		Voting Securities
Name and Complete Mailing Address	Owned	Amount Owned	Owned
Holiday/Southeast Holding Corp.	Common Stock	800 shares	80%
8700 West Bryn Mawr Avenue	Par Value $10.00
Chicago, Illinois 60631

Bally Total Fitness Corporation	Common Stock	200 shares	20%
8700 West Bryn Mawr Avenue	Par Value $10.00
Chicago, Illinois 60631
     (18) Holiday/Southeast Holding Corp.

			Percentage of
	Title of Class		Voting Securities
Name and Complete Mailing Address	Owned	Amount Owned	Owned
Holiday Health Clubs of the East Coast, Inc.	Common Stock	800 shares	80%
8700 West Bryn Mawr Avenue	No Par Value
Chicago, Illinois 60631 Bally Total Fitness Corporation	Common Stock	200 shares	20%
8700 West Bryn Mawr Avenue	No Par Value
Chicago, Illinois 60631
     (19) Bally Total Fitness of California, Inc.

Percentage of
	Title of Class		Voting Securities
Name and Complete Mailing Address	Owned	Amount Owned	Owned
Bally Total Fitness Corporation	Common Stock	1,000 shares	100%
8700 West Bryn Mawr Avenue	Par Value $1.00
Chicago, Illinois 60631
     (20) Bally Total Fitness of the Mid-Atlantic, Inc.

Percentage of
	Title of Class		Voting Securities
Name and Complete Mailing Address	Owned	Amount Owned	Owned
U.S. Health, Inc.	Common Stock	13,271.50 shares	100%
8700 West Bryn Mawr Avenue	Par Value $1.00
Chicago, Illinois 60631

     (21) BTF/CFI, Inc.

Percentage of
	Title of Class		Voting Securities
Name and Complete Mailing Address	Owned	Amount Owned	Owned
Bally Total Fitness Holding Corporation	Common Stock	1,000 shares	100%
8700 West Bryn Mawr Avenue	Par Value $.01
Chicago, Illinois 60631
     (22) Bally Total Fitness of Greater New York, Inc.

Percentage of
	Title of Class		Voting Securities
Name and Complete Mailing Address	Owned	Amount Owned	Owned
Jack La Lanne Holding Corp.	Common Stock	100 shares	100%
8700 West Bryn Mawr Avenue	No Par Value
Chicago, Illinois 60631
     (23) Jack La Lanne Holding Corp.

Percentage of
	Title of Class		Voting Securities
Name and Complete Mailing Address	Owned	Amount Owned	Owned
Bally Total Fitness Corporation	Common Stock	200 shares	100%
8700 West Bryn Mawr Avenue	No Par Value
Chicago, Illinois 60631
     (24) Bally Sports Clubs, Inc.

Percentage of
	Title of Class		Voting Securities
Name and Complete Mailing Address	Owned	Amount Owned	Owned
Jack La Lanne Holding Corp.	Common Stock	200 shares	100%
8700 West Bryn Mawr Avenue	No Par Value
Chicago, Illinois 60631
     (25) New Fitness Holding Co., Inc.

			Percentage of
	Title of Class		Voting Securities
Name and Complete Mailing Address	Owned	Amount Owned	Owned
Nycon Holding Co., Inc.	Common Stock	800 shares	80%
8700 West Bryn Mawr Avenue	Par Value $1.00
Chicago, Illinois 60631

Bally Total Fitness Corporation	Common Stock	135 shares	13.5%
8700 West Bryn Mawr Avenue	Par Value $1.00
Chicago, Illinois 60631
     (26) Nycon Holding Co., Inc.

			Percentage of
	Title of Class		Voting Securities
Name and Complete Mailing Address	Owned	Amount Owned	Owned
Holiday Fitness Holding Company	Common Stock	150 shares	15%
c/o Holiday Health Spa	Par Value $1.00
415 West Court Street
Flint, Michigan 48503

Bally Total Fitness Corporation	Common Stock	850 shares	85%
8700 West Bryn Mawr Avenue	Par Value $1.00
Chicago, Illinois 60631

     (27) Bally Total Fitness of Philadelphia, Inc.

			Percentage of
	Title of Class		Voting Securities
Name and Complete Mailing Address	Owned	Amount Owned	Owned
Greater Philly No. 2 Holding Company	Common Stock	800 shares	80%
8700 West Bryn Mawr Avenue	Par Value $1.00
Chicago, Illinois 60631

Bally Total Fitness Corporation	Common Stock	200 shares	20%
8700 West Bryn Mawr Avenue	Par Value $1.00
Chicago, Illinois 60631
     (28) Bally Total Fitness of Rhode Island, Inc.

			Percentage of
	Title of Class		Voting Securities
Name and Complete Mailing Address	Owned	Amount Owned	Owned
Rhode Island Holding Company	Common Stock	800 shares	80%
8700 West Bryn Mawr Avenue	Par Value $1.00
Chicago, Illinois 60631

Bally Total Fitness Corporation	Common Stock	200 shares	20%
8700 West Bryn Mawr Avenue	Par Value $1.00
Chicago, Illinois 60631
     (29) Rhode Island Holding Company

Percentage of
	Title of Class		Voting Securities
Name and Complete Mailing Address	Owned	Amount Owned	Owned
Nycon Holding Co., Inc.	Common Stock	800 shares	80%
8700 West Bryn Mawr Avenue	Par Value $1.00
Chicago, Illinois 60631
     (30) Bally Total Fitness of the Midwest, Inc.

Percentage of
	Title of Class		Voting Securities
Name and Complete Mailing Address	Owned	Amount Owned	Owned
Bally Total Fitness Corporation	Common Stock	50 shares	100%
8700 West Bryn Mawr Avenue	No Par Value
Chicago, Illinois 60631
     (31) Bally Total Fitness of Minnesota, Inc.

Percentage of
	Title of Class		Voting Securities
Name and Complete Mailing Address	Owned	Amount Owned	Owned
Bally Total Fitness of the Midwest, Inc.	Common Stock	100 shares	100%
8700 West Bryn Mawr Avenue	No Par Value
Chicago, Illinois 60631
     (32) Tidelands Holiday Health Clubs, Inc.

			Percentage of
	Title of Class		Voting Securities
Name and Complete Mailing Address	Owned	Amount Owned	Owned
Holiday/Southeast Holding Corp.	Common Stock	800 shares	80%
8700 West Bryn Mawr Avenue	No Par Value
Chicago, Illinois 60631

Bally Total Fitness Corporation	Common Stock	200 shares	20%
8700 West Bryn Mawr Avenue	No Par Value
Chicago, Illinois 60631

     (33) U.S. Health, Inc.

Percentage of
	Title of Class		Voting Securities
Name and Complete Mailing Address	Owned	Amount Owned	Owned
Bally Total Fitness Corporation	Common Stock	15,722 shares	100%
8700 West Bryn Mawr Avenue	Par Value $.25
Chicago, Illinois 60631
     (b) Voting Securities as of the Effective Date. The following tables set forth certain information regarding each person or entity expected, on the basis of present holdings and commitments and other information, to beneficially own more than 10% of the Voting Securities of the Company and Applicants outstanding as of the Effective Date.
     (1) The Company
     The Company expects that, on the Effective Date, Harbinger will own in excess of 10% of the Company’s Voting Securities if the Harbinger Proposal is consummated.
     (2) Bally Fitness Franchising, Inc.

Percentage of
	Title of Class		Voting Securities
Name and Complete Mailing Address	Owned	Amount Owned	Owned
Bally Franchising Holdings, Inc.	Common Stock	1,000 shares	100%
8700 West Bryn Mawr Avenue	Par Value $1.00
Chicago, Illinois 60631
     (3) Bally Franchise RSC, Inc.

Percentage of
	Title of Class		Voting Securities
Name and Complete Mailing Address	Owned	Amount Owned	Owned
Bally Franchising Holdings, Inc.	Common Stock	1,000 shares	100%
8700 West Bryn Mawr Avenue	Par Value $1.00
Chicago, Illinois 60631
     (4) Bally Franchising Holdings, Inc.

Percentage of
	Title of Class		Voting Securities
Name and Complete Mailing Address	Owned	Amount Owned	Owned
Bally Total Fitness Holding Corporation	Common Stock	1,000 shares	100%
8700 West Bryn Mawr Avenue	Par Value $1.00
Chicago, Illinois 60631
     (5) Bally Total Fitness Corporation

Percentage of
	Title of Class		Voting Securities
Name and Complete Mailing Address	Owned	Amount Owned	Owned
Bally Total Fitness Holding Corporation	Common Stock	800 shares	100%
8700 West Bryn Mawr Avenue	Par Value $.0001
Chicago, Illinois 60631

     (6) Bally Total Fitness International, Inc.

Percentage of
	Title of Class		Voting Securities
Name and Complete Mailing Address	Owned	Amount Owned	Owned
Bally Total Fitness Corporation	Common Stock	1,000 shares	100%
8700 West Bryn Mawr Avenue	Par Value $1.00
Chicago, Illinois 60631
     (7) Bally Total Fitness of Missouri, Inc.

Percentage of
	Title of Class		Voting Securities
Name and Complete Mailing Address	Owned	Amount Owned	Owned
Bally Total Fitness Corporation	Common Stock	500 shares	100%
8700 West Bryn Mawr Avenue	Par Value $1.00
Chicago, Illinois 60631
     (8) Bally Total Fitness of Toledo, Inc.

Percentage of
	Title of Class		Voting Securities
Name and Complete Mailing Address	Owned	Amount Owned	Owned
Bally Total Fitness Corporation	Common Stock	100 shares	100%
8700 West Bryn Mawr Avenue	Par Value $10.00
Chicago, Illinois 60631
     (9) Bally Total Fitness of Connecticut Coast, Inc.

			Percentage of
	Title of Class		Voting Securities
Name and Complete Mailing Address	Owned	Amount Owned	Owned
Bally Total Fitness Corporation	Common Stock	180 shares	18%
8700 West Bryn Mawr Avenue	Par Value $1.00
Chicago, Illinois 60631

New Fitness Holding Co., Inc.	Common Stock	800 shares	80%
8700 West Bryn Mawr Avenue	Par Value $1.00
Chicago, Illinois 60631
     (10) Bally Total Fitness of Connecticut Valley, Inc.

			Percentage of
	Title of Class		Voting Securities
Name and Complete Mailing Address	Owned	Amount Owned	Owned
Holiday Fitness Holding Company	Common Stock	130 shares	13%
c/o Holiday Health Spa	Par Value $1.00
415 West Court Street
Flint, Michigan 48503

New Fitness Holding Co., Inc.	Common Stock	800 shares	80%
8700 West Bryn Mawr Avenue	Par Value $1.00
Chicago, Illinois 60631

     (11) Greater Philly No. 1 Holding Company

			Percentage of
	Title of Class		Voting Securities
Name and Complete Mailing Address	Owned	Amount Owned	Owned
Holiday Fitness Holding Company	Common Stock	150 shares	15%
c/o Holiday Health Spa	Par Value $1.00
415 West Court Street
Flint, Michigan 48503

Bally Total Fitness Corporation	Common Stock	800 shares	80%
8700 West Bryn Mawr Avenue	Par Value $1.00
Chicago, Illinois 60631
     (12) Greater Philly No. 2 Holding Company

			Percentage of
	Title of Class		Voting Securities
Name and Complete Mailing Address	Owned	Amount Owned	Owned
Greater Philly No. 1 Holding Company	Common Stock	800 shares	80%
8700 West Bryn Mawr Avenue	Par Value $1.00
Chicago, Illinois 60631

Bally Total Fitness Corporation	Common Stock	200 shares	20%
8700 West Bryn Mawr Avenue	Par Value $1.00
Chicago, Illinois 60631
     (13) Health & Tennis Corporation of New York

Percentage of
	Title of Class		Voting Securities
Name and Complete Mailing Address	Owned	Amount Owned	Owned
Bally Total Fitness Corporation	Common Stock	100 shares	100%
8700 West Bryn Mawr Avenue	Par Value $.01
Chicago, Illinois 60631
     (14) Holiday Health Clubs of the East Coast, Inc.

			Percentage of
	Title of Class		Voting Securities
Name and Complete Mailing Address	Owned	Amount Owned	Owned
U.S. Health, Inc.	Common Stock	500 shares	50%
8700 West Bryn Mawr Avenue	No Par Value
Chicago, Illinois 60631

Bally Total Fitness Corporation	Common Stock	500 shares	50%
8700 West Bryn Mawr Avenue	No Par Value
Chicago, Illinois 60631
     (15) Bally Total Fitness of Upstate New York, Inc.

			Percentage of
	Title of Class		Voting Securities
Name and Complete Mailing Address	Owned	Amount Owned	Owned
New Fitness Holding Co., Inc.	Common Stock	800 shares	80%
8700 West Bryn Mawr Avenue	No Par Value
Chicago, Illinois 60631

Bally Total Fitness Holding Corporation	Common Stock	100 shares	10%
8700 West Bryn Mawr Avenue	No Par Value
Chicago, Illinois 60631

     (16) Bally Total Fitness of Colorado, Inc.

Percentage of
	Title of Class		Voting Securities
Name and Complete Mailing Address	Owned	Amount Owned	Owned
Bally Total Fitness Corporation	Common Stock	1,000 shares	100%
8700 West Bryn Mawr Avenue	Par Value $1.00
Chicago, Illinois 60631
     (17) Bally Total Fitness of the Southeast, Inc.

			Percentage of
	Title of Class		Voting Securities
Name and Complete Mailing Address	Owned	Amount Owned	Owned
Holiday/Southeast Holding Corp.	Common Stock	800 shares	80%
8700 West Bryn Mawr Avenue	Par Value $10.00
Chicago, Illinois 60631

Bally Total Fitness Corporation	Common Stock	200 shares	20%
8700 West Bryn Mawr Avenue	Par Value $10.00
Chicago, Illinois 60631
     (18) Holiday/Southeast Holding Corp.

			Percentage of
	Title of Class		Voting Securities
Name and Complete Mailing Address	Owned	Amount Owned	Owned
Holiday Health Clubs of the East Coast, Inc.	Common Stock	800 shares	80%
8700 West Bryn Mawr Avenue	No Par Value
Chicago, Illinois 60631

Bally Total Fitness Corporation	Common Stock	200 shares	20%
8700 West Bryn Mawr Avenue	No Par Value
Chicago, Illinois 60631
     (19) Bally Total Fitness of California, Inc.

Percentage of
	Title of Class		Voting Securities
Name and Complete Mailing Address	Owned	Amount Owned	Owned
Bally Total Fitness Corporation	Common Stock	1,000 shares	100%
8700 West Bryn Mawr Avenue	Par Value $1.00
Chicago, Illinois 60631
     (20) Bally Total Fitness of the Mid-Atlantic, Inc.

Percentage of
	Title of Class		Voting Securities
Name and Complete Mailing Address	Owned	Amount Owned	Owned
U.S. Health, Inc.	Common Stock	13,271.50 shares	100%
8700 West Bryn Mawr Avenue	Par Value $1.00
Chicago, Illinois 60631

     (21) BTF/CFI, Inc.

Percentage of
	Title of Class		Voting Securities
Name and Complete Mailing Address	Owned	Amount Owned	Owned
Bally Total Fitness Holding Corporation	Common Stock	1,000 shares	100%
8700 West Bryn Mawr Avenue	Par Value $.01
Chicago, Illinois 60631
     (22) Bally Total Fitness of Greater New York, Inc.

Percentage of
	Title of Class		Voting Securities
Name and Complete Mailing Address	Owned	Amount Owned	Owned
Jack La Lanne Holding Corp.	Common Stock	100 shares	100%
8700 West Bryn Mawr Avenue	No Par Value
Chicago, Illinois 60631
     (23) Jack La Lanne Holding Corp.

Percentage of
	Title of Class		Voting Securities
Name and Complete Mailing Address	Owned	Amount Owned	Owned
Bally Total Fitness Corporation	Common Stock	200 shares	100%
8700 West Bryn Mawr Avenue	No Par Value
Chicago, Illinois 60631
     (24) Bally Sports Clubs, Inc.

Percentage of
	Title of Class		Voting Securities
Name and Complete Mailing Address	Owned	Amount Owned	Owned
Jack La Lanne Holding Corp.	Common Stock	200 shares	100%
8700 West Bryn Mawr Avenue	No Par Value
Chicago, Illinois 60631
     (25) New Fitness Holding Co., Inc.

			Percentage of
	Title of Class		Voting Securities
Name and Complete Mailing Address	Owned	Amount Owned	Owned
Nycon Holding Co., Inc.	Common Stock	800 shares	80%
8700 West Bryn Mawr Avenue	Par Value $1.00
Chicago, Illinois 60631

Bally Total Fitness Corporation	Common Stock	135 shares	13.5%
8700 West Bryn Mawr Avenue	Par Value $1.00
Chicago, Illinois 60631
     (26) Nycon Holding Co., Inc.

			Percentage of
	Title of Class		Voting Securities
Name and Complete Mailing Address	Owned	Amount Owned	Owned
Holiday Fitness Holding Company	Common Stock	150 shares	15%
8700 West Bryn Mawr Avenue	Par Value $1.00
Chicago, Illinois 60631

Bally Total Fitness Corporation	Common Stock	850 shares	85%
8700 West Bryn Mawr Avenue	Par Value $1.00
Chicago, Illinois 60631

     (27) Bally Total Fitness of Philadelphia, Inc.

			Percentage of
	Title of Class		Voting Securities
Name and Complete Mailing Address	Owned	Amount Owned	Owned
Greater Philly No. 2 Holding Company	Common Stock	800 shares	80%
8700 West Bryn Mawr Avenue	Par Value $1.00
Chicago, Illinois 60631

Bally Total Fitness Corporation	Common Stock	200 shares	20%
8700 West Bryn Mawr Avenue	Par Value $1.00
Chicago, Illinois 60631
     (28) Bally Total Fitness of Rhode Island, Inc.

			Percentage of
	Title of Class		Voting Securities
Name and Complete Mailing Address	Owned	Amount Owned	Owned
Rhode Island Holding Company	Common Stock	800 shares	80%
8700 West Bryn Mawr Avenue	Par Value $1.00
Chicago, Illinois 60631

Bally Total Fitness Corporation	Common Stock	200 shares	20%
8700 West Bryn Mawr Avenue	Par Value $1.00
Chicago, Illinois 60631
     (29) Rhode Island Holding Company

Percentage of
	Title of Class		Voting Securities
Name and Complete Mailing Address	Owned	Amount Owned	Owned
Nycon Holding Co., Inc.	Common Stock	800 shares	80%
8700 West Bryn Mawr Avenue	Par Value $1.00
Chicago, Illinois 60631
     (30) Bally Total Fitness of the Midwest, Inc.

Percentage of
	Title of Class		Voting Securities
Name and Complete Mailing Address	Owned	Amount Owned	Owned
Bally Total Fitness Corporation	Common Stock	50 shares	100%
8700 West Bryn Mawr Avenue	No Par Value
Chicago, Illinois 60631
     (31) Bally Total Fitness of Minnesota, Inc.

Percentage of
	Title of Class		Voting Securities
Name and Complete Mailing Address	Owned	Amount Owned	Owned
Bally Total Fitness of the Midwest, Inc.	Common Stock	100 shares	100%
8700 West Bryn Mawr Avenue	No Par Value
Chicago, Illinois 60631

     (32) Tidelands Holiday Health Clubs, Inc.

			Percentage of
	Title of Class		Voting Securities
Name and Complete Mailing Address	Owned	Amount Owned	Owned
Holiday/Southeast Holding Corp.	Common Stock	800 shares	80%
8700 West Bryn Mawr Avenue	No Par Value
Chicago, Illinois 60631

Bally Total Fitness Corporation	Common Stock	200 shares	20%
8700 West Bryn Mawr Avenue	No Par Value
Chicago, Illinois 60631
     (33) U.S. Health, Inc.

Percentage of
	Title of Class		Voting Securities
Name and Complete Mailing Address	Owned	Amount Owned	Owned
Bally Total Fitness Corporation	Common Stock	15,722 shares	100%
8700 West Bryn Mawr Avenue	Par Value $.25
Chicago, Illinois 60631
UNDERWRITERS
Item 6. Underwriters
     (a) Within the three years prior to the date of filing this application, no person acted as underwriter of any securities of the Company which were outstanding as of the date of this application.
     (b) No person is acting as principal underwriter of the securities proposed to be offered pursuant to the New Subordinated Notes Indenture.
CAPITAL SECURITIES
Item 7. Capitalization
     (a) Capitalization as of the Date of Application. The following tables set forth information, as of August 17, 2007, certain information with respect to each authorized class of securities of the Company and the Applicants:
     (1) The Company

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $.01 per share	60,200,000 shares	41,221,512 shares
Preferred Stock, par value $.10 per share	10,000,000 shares	No shares
Series A Junior Participating Preferred Stock	602,000 shares	No shares
Series B Junior Participating Preferred Stock	100,000 shares	No shares
10-1/2 % Senior Notes Due 2011		$235,199,000
9-7/8% Series D Senior Subordinated Notes Due 2007		$297,538,000
9-7/8% Series B Senior Subordinated Notes Due 2007		$236,000

     (2) Bally Fitness Franchising, Inc. (1)

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $1.00 per share	1,000 shares	1,000 shares
     (3) Bally Franchise RSC, Inc. (2)

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $1.00 per share	1,000 shares	1,000 shares
     (4) Bally Franchising Holdings, Inc. (3)

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $1.00 per share	1,000 shares	1,000 shares
     (5) Bally Total Fitness Corporation (4)

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $.01 per share	1,000 shares	800 shares
     (6) Bally Total Fitness International, Inc. (5)

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $1.00 per share	50,000 shares	1,000 shares
     (7) Bally Total Fitness of Missouri, Inc. (6)

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $1.00 per share	30,000 shares	500 shares

(1)	Guarantor of Prepetition Senior Notes, 9-7/8% Series D Senior Subordinated Notes Due 2007 (“Series D Notes”) and 9-7/8% Series B Senior Subordinated Notes due 2007 (“Series B Notes”).

(2)	Guarantor of Prepetition Senior Notes, Series D Notes and Series B Notes.

(3)	Guarantor of Prepetition Senior Notes, Series D Notes and Series B Notes.

(4)	Guarantor of Prepetition Senior Notes, Series D Notes and Series B Notes.

(5)	Guarantor of Prepetition Senior Notes, Series D Notes and Series B Notes.

(6)	Guarantor of Prepetition Senior Notes, Series D Notes and Series B Notes.

     (8) Bally Total Fitness of Toledo, Inc. (7)

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $10.00 per share	100 shares	100 shares
     (9) Bally Total Fitness of Connecticut Coast, Inc. (8)

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $1.00 per share	1,000 shares	1,000 shares
Preferred Shares, par value $100.00	9,000 shares	8,010 shares
     (10) Bally Total Fitness of Connecticut Valley, Inc. (9)

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $1.00 per share	1,000 shares	1,000 shares
Preferred, par value $100.00	25,000 shares	18,790 shares
     (11) Greater Philly No. 1 Holding Company (10)

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $1.00 per share	1,000 shares	1,000 shares
     (12) Greater Philly No. 2 Holding Company (11)

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $1.00 per share	1,000 shares	1,000 shares
     (13) Health & Tennis Corporation of New York (12)

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $.01 per share	3,000 shares	100 shares
     (14) Holiday Health Clubs of the East Coast, Inc. (13)

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, no par value	1,000 shares	1,000 shares
     (15) Bally Total Fitness of Upstate New York, Inc. (14)

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, no par value	1,000 shares	1,000 shares
Preferred Shares, par value $100 per share	70,000 shares	65,670 shares

(7)	Guarantor of Prepetition Senior Notes, Series D Notes and Series B Notes.

(8)	Guarantor of Prepetition Senior Notes, Series D Notes and Series B Notes.

(9)	Guarantor of Prepetition Senior Notes, Series D Notes and Series B Notes.

(10)	Guarantor of Prepetition Senior Notes, Series D Notes and Series B Notes.

(11)	Guarantor of Prepetition Senior Notes, Series D Notes and Series B Notes.

(12)	Guarantor of Prepetition Senior Notes, Series D Notes and Series B Notes.

(13)	Guarantor of Prepetition Senior Notes, Series D Notes and Series B Notes.

(14)	Guarantor of Prepetition Senior Notes, Series D Notes and Series B Notes.

     (16) Bally Total Fitness of Colorado, Inc. (15)

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $1.00 per share	1,000 shares	1,000 shares
     (17) Bally Total Fitness of the Southeast, Inc. (16)

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $10 per share	100,000 shares	1,000 shares
     (18) Holiday/Southeast Holding Corp. (17)

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, no par value	1,000 shares	1,000 shares
     (19) Bally Total Fitness of California, Inc. (18)

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $1.00 per share	1,000 shares	1,000 shares
     (20) Bally Total Fitness of the Mid-Atlantic, Inc. (19)

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $1.00 per share	83,000 shares	13,271.50 shares
     (21) BTF/CFI, Inc. (20)

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $.01 per share	1,000 shares	1,000 shares

(15)	Guarantor of Prepetition Senior Notes, Series D Notes and Series B Notes.

(16)	Guarantor of Prepetition Senior Notes, Series D Notes and Series B Notes.

(17)	Guarantor of Prepetition Senior Notes, Series D Notes and Series B Notes.

(18)	Guarantor of Prepetition Senior Notes, Series D Notes and Series B Notes.

(19)	Guarantor of Prepetition Senior Notes, Series D Notes and Series B Notes.

(20)	Guarantor of Prepetition Senior Notes, Series D Notes and Series B Notes.

     (22) Bally Total Fitness of Greater New York, Inc. (21)

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, no par value	100 shares	100 shares
Preferred Shares, par value $1,000 per share	1,000 shares	1,000 shares
     (23) Jack La Lanne Holding Corp. (22)

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, no par value	200 shares	200 shares
     (24) Bally Sports Clubs, Inc. (23)

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, no par value	200 shares	200 shares
     (25) New Fitness Holding Co., Inc. (24)

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $1.00 per share	1,000 shares	1,000 shares
Preferred Shares, par value $100 per share	125,000 shares	112,150 shares
     (26) Nycon Holding Co., Inc. (25)

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $1.00 per share	1,000 shares	1,000 shares
Preferred Shares, par value $100 per share	150,000 shares	127,220 shares
     (27) Bally Total Fitness of Philadelphia, Inc. (26)

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $1.00 per share	1,000 shares	1,000 shares

(21)	Guarantor of Prepetition Senior Notes, Series D Notes and Series B Notes.

(22)	Guarantor of Prepetition Senior Notes, Series D Notes and Series B Notes.

(23)	Guarantor of Prepetition Senior Notes, Series D Notes and Series B Notes.

(24)	Guarantor of Prepetition Senior Notes, Series D Notes and Series B Notes.

(25)	Guarantor of Prepetition Senior Notes, Series D Notes and Series B Notes.

(26)	Guarantor of Prepetition Senior Notes, Series D Notes and Series B Notes.

     (28) Bally Total Fitness of Rhode Island, Inc. (27)

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $1.00 per share	1,000 shares	1,000 shares
Preferred Shares, par value $100 per share	20,000 shares	15,070 shares
     (29) Rhode Island Holding Company (28)

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $1.00 per share	1,000 shares	1,000 shares
Preferred Shares, par value $100 per share	20,000 shares	15,070 shares
     (30) Bally Total Fitness of the Midwest, Inc. (29)

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, no par value	500 shares	50 shares
     (31) Bally Total Fitness of Minnesota, Inc. (30)

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, no par value	750 shares	100 shares
     (32) Tidelands Holiday Health Clubs, Inc. (31)

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, no par value	1,000 shares	1,000 shares
     (33) U.S. Health, Inc. (32)

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $.25 per share	1,000 shares	1,000 shares
Preferred Shares, no par value	500,000 shares	15,722 shares

(27)	Guarantor of Prepetition Senior Notes, Series D Notes and Series B Notes.

(28)	Guarantor of Prepetition Senior Notes, Series D Notes and Series B Notes.

(29)	Guarantor of Prepetition Senior Notes, Series D Notes and Series B Notes.

(30)	Guarantor of Prepetition Senior Notes, Series D Notes and Series B Notes.

(31)	Guarantor of Prepetition Senior Notes, Series D Notes and Series B Notes.

(32)	Guarantor of Prepetition Senior Notes, Series D Notes and Series B Notes.

     The Common Stock of the Applicants is the only class of voting securities of the Applicants. Each share of Common Stock of the Applicants is entitled to one vote.
     (b) Capitalization as of the Effective Date. The following tables set forth, as of the Effective Date if the Harbinger Proposal is consummated, certain information with respect to each authorized class of securities of the Company and the Applicants:
     (1) The Company

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $.01 per share	450,000 shares	300,000 shares
Preferred Stock, par value $.10 per share	200,000 shares	No shares
13% Senior Second Lien Notes	$247,337,500	$247,337,500
15-5/8% New Senior Subordinated Notes	$200,000,000	$200,000,000
     (2) Bally Fitness Franchising, Inc. (33)

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $1.00 per share	1,000 shares	1,000 shares
     (3) Bally Franchise RSC, Inc. (34)

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $1.00 per share	1,000 shares	1,000 shares
     (4) Bally Franchising Holdings, Inc. (35)

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $1.00 per share	1,000 shares	1,000 shares

(33)	Guarantor of New Senior Second Lien Notes.

(34)	Guarantor of New Senior Second Lien Notes.

(35)	Guarantor of New Senior Second Lien Notes.

     (5) Bally Total Fitness Corporation (36)

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $.01 per share	1,000 shares	800 shares
     (6) Bally Total Fitness International, Inc. (37)

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $1.00 per share	50,000 shares	1,000 shares
     (7) Bally Total Fitness of Missouri, Inc. (38)

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $1.00 per share	30,000 shares	500 shares
     (8) Bally Total Fitness of Toledo, Inc. (39)

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $10.00 per share	100 shares	100 shares
     (9) Bally Total Fitness of Connecticut Coast, Inc. (40)

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $1.00 per share	1,000 shares	1,000 shares
Preferred Shares, par value $100.00	9,000 shares	8,010 shares
     (10) Bally Total Fitness of Connecticut Valley, Inc. (41)

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $1.00 per share	1,000 shares	1,000 shares
Preferred Shares, par value $100.00	25,000 shares	18,790 shares

(36)	Guarantor of New Senior Second Lien Notes.

(37)	Guarantor of New Senior Second Lien Notes.

(38)	Guarantor of New Senior Second Lien Notes.

(39)	Guarantor of New Senior Second Lien Notes.

(40)	Guarantor of New Senior Second Lien Notes.

(41)	Guarantor of New Senior Second Lien Notes.

     (11) Greater Philly No. 1 Holding Company (42)

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $1.00 per share	1,000 shares	1,000 shares
     (12) Greater Philly No. 2 Holding Company (43)

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $1.00 per share	1,000 shares	1,000 shares
     (13) Health & Tennis Corporation of New York (44)

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $.01 per share	3,000 shares	100 shares
     (14) Holiday Health Clubs of the East Coast, Inc. (45)

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, no par value	1,000 shares	1,000 shares
     (15) Bally Total Fitness of Upstate New York, Inc. (46)

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, no par value	1,000 shares	1,000 shares
Preferred Shares, par value $100 per share	70,000 shares	65,670 shares
     (16) Bally Total Fitness of Colorado, Inc. (47)

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $1.00 per share	1,000 shares	1,000 shares
     (17) Bally Total Fitness of the Southeast, Inc. (48)

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $10 per share	100,000 shares	1,000 shares

(42) Guarantor of New Senior Second Lien Notes.
(43) Guarantor of New Senior Second Lien Notes.
(44) Guarantor of New Senior Second Lien Notes.
(45) Guarantor of New Senior Second Lien Notes.
(46) Guarantor of New Senior Second Lien Notes.
(47) Guarantor of New Senior Second Lien Notes.
(48) Guarantor of New Senior Second Lien Notes.

     (18) Holiday/Southeast Holding Corp. (49)

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, no par value	1,000 shares	1,000 shares
     (19) Bally Total Fitness of California, Inc. (50)

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $1.00 per share	1,000 shares	1,000 shares
     (20) Bally Total Fitness of the Mid-Atlantic, Inc. (51)

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $1.00 per share	83,000 shares	13,271.50 shares
     (21) BTF/CFI, Inc. (52)

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $.01 per share	1,000 shares	1,000 shares
     (22) Bally Total Fitness of Greater New York, Inc. (53)

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, no par value	100 shares	100 shares
Preferred Shares, par value $1,000 per share	1,000 shares	1,000 shares
     (23) Jack La Lanne Holding Corp. (54)

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, no par value	200 shares	200 shares

(49)	Guarantor of New Senior Second Lien Notes.

(50)	Guarantor of New Senior Second Lien Notes.

(51)	Guarantor of New Senior Second Lien Notes.

(52)	Guarantor of New Senior Second Lien Notes.

(53)	Guarantor of New Senior Second Lien Notes.

(54)	Guarantor of New Senior Second Lien Notes.

     (24) Bally Sports Clubs, Inc. (55)

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, no par value	200 shares	200 shares
     (25) New Fitness Holding Co., Inc. (56)

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $1.00 per share	1,000 shares	1,000 shares
Preferred Shares, par value $100 per share	125,000 shares	112,150 shares
     (26) Nycon Holding Co., Inc. (57)

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $1.00 per share	1,000 shares	1,000 shares
Preferred Shares, par value $100 per share	150,000 shares	127,220 shares
     (27) Bally Total Fitness of Philadelphia, Inc. (58)

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $1.00 per share	1,000 shares	1,000 shares
     (28) Bally Total Fitness of Rhode Island, Inc. (59)

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $1.00 per share	1,000 shares	1,000 shares
Preferred Shares, par value $100 per share	20,000 shares	15,070 shares
     (29) Rhode Island Holding Company (60)

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $1.00 per share	1,000 shares	1,000 shares
Preferred Shares, par value $100 per share	20,000 shares	15,070 shares

(55)	Guarantor of New Senior Second Lien Notes.

(56)	Guarantor of New Senior Second Lien Notes.

(57)	Guarantor of New Senior Second Lien Notes.

(58)	Guarantor of New Senior Second Lien Notes.

(59)	Guarantor of New Senior Second Lien Notes.

(60)	Guarantor of New Senior Second Lien Notes.

     (30) Bally Total Fitness of the Midwest, Inc. (61)

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, no par value	500 shares	50 shares
     (31) Bally Total Fitness of Minnesota, Inc. (62)

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, no par value	750 shares	100 shares
     (32) Tidelands Holiday Health Clubs, Inc. (63)

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, no par value	1,000 shares	1,000 shares
     (33) U.S. Health, Inc. (64)

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $.25 per share	1,000 shares	1,000 shares
Preferred Shares, no par value	500,000 shares	15,722 shares

(61)	Guarantor of New Senior Second Lien Notes.

(62)	Guarantor of New Senior Second Lien Notes.

(63)	Guarantor of New Senior Second Lien Notes.

(64)	Guarantor of New Senior Second Lien Notes.

INDENTURE SECURITIES
Item 8. Analysis of Indenture Provisions
     The New Senior Second Lien Notes will be subject to the New Senior Second Lien Notes Indenture between the Company and U.S. Bank National Association, as trustee (the “Trustee”). The following is a general description of certain provisions of the New Senior Second Lien Notes Indenture, and the description is qualified in its entirety by reference to the form of Indenture filed as exhibit T3C herewith. Capitalized terms used below and not defined herein have the meanings ascribed to them in the New Senior Second Lien Notes Indenture.
     (a) Events of Default; Withholding of Notice of Default.
     The occurrence of any of the following events will constitute an Event of Default under the New Senior Second Lien Notes Indenture: (i) failure to pay any interest on any of the New Senior Second Lien Notes when due, continued for 30 days; (ii) failure to pay the principal of, or premium, if any, on the New Senior Second Lien Notes at Maturity; (iii) failure by the Company to comply with certain covenants and such failure continues for 30 days after notice; (iv) failure by the Company to comply with certain covenants regarding sales of assets or repurchases of the New Senior Second Lien Notes upon certain events; (v) default under any indebtedness of the Company or any Subsidiary which individually or in the aggregate is in excess of $10,000,000 and either (a) is caused by a failure to pay principal of such indebtedness when due an prior to the expiration of the grace period provided in such indebtedness or (b) results in the acceleration of such indebtedness; (vi) failure by the Company or any of its Subsidiaries to pay final judgments aggregating in excess of $10,000,000, which judgments are not paid, stayed or otherwise discharged for a period of 60 days; (vii) the rendering of a decree, judgment or order by a court of competent jurisdiction against the Company or any of its Significant Subsidiaries under any bankruptcy or similar law which remains undischarged or unstayed for a period of 60 days; (viii) certain events of bankruptcy or insolvency with respect to the Company or any Significant Subsidiary; (ix) any Guarantee of a Significant Subsidiary ceases to be in full force and effect; (x) the Liens created by the Security Documents shall at any time not constitute valid and perfected Liens on the Collateral, and such default continues for 15 days after notice; or (xi) failure of the Company to make, when due, any transfer, delivery, pledge, assignment or grant of Collateral required to be made by it and such failure, continued for 10 business days after notice.
     If an Event of Default occurs and is continuing (other than an Event of Default described in clauses (vii) or (viii) of the preceding paragraph), the Trustee or the Holders of at least 25% in aggregate principal amount of the outstanding New Senior Second Lien Notes, by a notice in writing to the Company, may declare the unpaid principal of, and accrued and unpaid interest on, and other Obligations under, such New Senior Second Lien Notes to be due and payable immediately. Notwithstanding the foregoing, if an Event of Default related to the Company and described in clauses (vii) or (viii) of the preceding paragraph occurs, the unpaid principal of, and accrued and unpaid interest on, and other Obligations under all outstanding New Senior Second Lien Notes will become immediately due and payable without further action or notice. Any such declaration with respect to the New Senior Second Lien Notes may be annulled by the Holders of a majority in aggregate principal amount of the outstanding New Senior Second Lien Notes upon the conditions provided in the New Senior Second Lien Notes Indenture.
     (b) Execution, Authentication, Delivery and Dating; Application of Money Collected.
     The New Senior Second Lien Notes may be executed on behalf of the Company by one of its Chairman of the Board, its President, its Chief Executive Officer, its Chief Financial Officer or one of its Vice Presidents and attested by its Secretary or one of its Assistant Secretaries. The signatures of any of these officers on the New Senior Second Lien Notes may be manual or facsimile. Each Guarantor shall execute a Guarantee in the manner set forth in the New Senior Second Lien Notes Indenture.
     Notes bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Company shall bind the Company, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the authentication and delivery of such New Senior Second Lien Notes or did not hold such offices at the date of such New Senior Second Lien Notes.
     On the Issue Date, the Company may deliver New Senior Second Lien Notes in the outstanding aggregate principal amount of $247,337,500 executed by the Company to the Trustee for authentication, together with a Company Order for the authentication and delivery of such Notes; and the Trustee in accordance with such Company Order shall authenticate and make available for delivery such Notes as provided in the New Senior Second Lien Notes Indenture and not otherwise.
     Because the New Senior Second Lien Notes are being issued to holders of the Prepetition Senior Notes, there will be no proceeds from the issuance of the New Senior Second Lien Notes.
     (c) Release of Collateral.
     The Company and the Guarantors will be entitled to a release of Collateral (i) if all other Liens on the Collateral, including Liens securing Permitted Indebtedness, are released and have not been reinstated; (ii) for permitted asset sales; (iii) upon release of a Guarantor, with respect to the property and assets of such Guarantor; (iv) on defeasance of the New Senior Second Lien Notes; or (v) pursuant to the terms of a supplemental indenture. The Collateral Agent or the Trustee shall release the collateral upon receipt of an Officers’ Certificate and an Opinion of Counsel, provided that if an Event of Default exists under the New Senior Second Lien Notes

Indenture, on the date on which the First Priority Lien Obligations are repaid in full and terminated, the second priority Liens on the Collateral shall not be released.
     (d) Satisfaction and Discharge.
     The New Senior Second Lien Notes Indenture will be discharged and cease to be of further effect as to all of the New Senior Second Lien Notes issued, when (i) either (a) the Company delivers to the Trustee all outstanding New Senior Second Lien Notes for cancellation or (b) all such New Senior Second Lien Notes become due and payable, whether at maturity, within one year of maturity or on a redemption date specified in a proper notice to the Trustee; (ii) the Company has paid or caused to be paid all amounts payable to discharge the entire Indebtedness, including the principal, premium (if any) and accrued interest; and (iii) the Company delivers to the Trustee an Officers’ Certificate and an Opinion of Independent Counsel, each stating that all conditions have been complied with and such satisfaction and discharge will not result in a violation of the New Senior Second Lien Notes Indenture.
     (e) Statement as to Compliance.
     The Company will deliver to the Trustee within 120 days after the end of its fiscal year an Officers’ Certificate stating that a review of the activities of the Company during such fiscal year has been made with a view to determining whether the Company has fulfilled all of its obligations and is in compliance with all covenants under the New Senior Second Lien Notes Indenture and, if there has been a Default, specifying each Default and the nature and status thereof. If a Default or Event of Default occurs and is continuing, the Company will deliver to the Trustee, within 10 business days after becoming aware of its occurrence, a certificate describing the Default or Event of Default, its status and what action the Company is taking or proposes to take with respect thereto.
Item 9. Other Obligors
     No person other than the Applicants is an obligor of the New Senior Second Lien Notes.
     Contents of application for qualification. This application for qualification comprises:
     (a) Pages numbered 1 to 36, consecutively.
     (b) The statement of eligibility and qualification on Form T-1 of U.S. Bank National Association under the Indenture to be qualified.
     (c) The following exhibits in addition to those filed as part of the statement of eligibility and qualification of such Trustee:

Exhibit	Title

Exhibit T3A	Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company’s registration statement on Form S-1 filed January 3, 1996, registration no. 33-99844)

Exhibit T3B	Amended and Restated By-Laws of the Company (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K, file no. 001-13997, dated May 27, 2005)

Exhibit T3C*	Form of Indenture

Exhibit T3D	Not applicable

Exhibit T3E-1	Disclosure Statement With Respect to Joint Prepackaged Chapter 11 Plan of Reorganization of Bally Total Fitness Holding Corporation and its Affiliate Debtors and Joint Prepackaged Chapter 11 Plan of Reorganization of the Company and its Affiliate Debtors (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K, file no. 001-13997, dated June 27, 2007)

Exhibit T3E-2	Beneficial Owner Ballot for Voting the 9.875% Senior Subordinated Notes Due 2007, Series B, and the 9.875% Senior Subordinated Notes Due 2007, Series D, Issued by Bally Total Fitness Holding Corporation; Beneficial Owner Ballot for Voting the 10.5% Senior Notes Due 2011 Issued by Bally Total Fitness Holding Corporation; Master Ballot for Voting the 10.5% Senior Notes Due 2011 Issued by Bally Total Fitness Holding Corporation; and Master Ballot for Voting the 9.875% Senior Subordinated Notes Due 2007, Series B, and the 9.875% Senior

Exhibit	Title

Subordinated Notes Due 2007, Series D, Issued by Bally Total Fitness Holding Corporation (incorporated by reference to Exhibit 99.3 to the Company’s Current Report on Form 8-K, file no. 001-13997, dated June 27, 2007)

Exhibit T3E-3	First Amended Joint Prepackaged Chapter 11 Plan of Reorganization of Bally Total Fitness Holding Corporation and its Affiliate Debtors dated August 13, 2007 (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K, file no. 001-13997, dated August 22, 2007).

Exhibit T3E-4	Motion of Debtors for Order, Pursuant to Section 1127(A) of the Bankruptcy Code and Bankruptcy Rule 3019, Authorizing the Debtors to Modify Their Joint Prepackaged Chapter 11 Plan of Reorganization, dated August 13, 2007 (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K, file no. 001-13997, dated August 14, 2007).

Exhibit T3E-5*	Notice of Emergency Hearing, dated August 13, 2007.

Exhibit T3E-6*	Notice of Filing Modified Plan and Plan Exhibits, dated August 13, 2007.

Exhibit T3E-7*	Notice of Filing Press Release, dated August 16, 2007.

Exhibit T3E-8*	Notice of Filing Further Modified Plan and Plan Exhibits, dated August 17, 2007.

Exhibit T3E-9*	Memorandum, from Kurtzman Carson Consultants to holders of record of the Company’s notes, dates August 21, 2007.

Exhibit T3F*	Cross-reference sheet showing the location in the Indenture to Section 310 through 318(a), inclusive, of the Trust Indenture Act

Exhibit T3G*	Form T-1 qualifying U.S. Bank National Association as Trustee under the Senior Second Lien Indenture to be qualified pursuant to this Form T-3

Exhibit T3H*	Organizational Chart

*	Filed herewith.

SIGNATURES
     Pursuant to the requirements of the Trust Indenture Act of 1939, the Company, Bally Total Fitness Holding Corporation, a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and their seal to be hereunto affixed and attested, all in the city of Chicago, and State of Illinois, on this 22nd day of August, 2007.
BALLY TOTAL FITNESS HOLDING CORPORATION
BALLY FITNESS FRANCHISING, INC.
BALLY FRANCHISE RSC, INC.
BALLY FRANCHISING HOLDINGS, INC.
BALLY TOTAL FITNESS CORPORATION
BALLY TOTAL FITNESS INTERNATIONAL, INC.
BALLY TOTAL FITNESS OF MISSOURI, INC.
BALLY TOTAL FITNESS OF TOLEDO, INC.
BALLY TOTAL FITNESS OF CONNECTICUT COAST, INC.
BALLY TOTAL FITNESS OF CONNECTICUT VALLEY, INC.
GREATER PHILLY NO. 1 HOLDING COMPANY
GREATER PHILLY NO. 2 HOLDING COMPANY
HEALTH & TENNIS CORPORATION OF NEW YORK
HOLIDAY HEALTH CLUBS OF THE EAST COAST, INC.
BALLY TOTAL FITNESS OF UPSTATE NEW YORK, INC.
BALLY TOTAL FITNESS OF COLORADO, INC.
BALLY TOTAL FITNESS OF THE SOUTHEAST, INC.
HOLIDAY/SOUTHEAST HOLDING CORP.
BALLY TOTAL FITNESS OF CALIFORNIA, INC.
BALLY TOTAL FITNESS OF THE MID-ATLANTIC, INC.
BTF/CFI, INC.
BALLY TOTAL FITNESS OF GREATER NEW YORK, INC.
JACK LA LANNE HOLDING CORP.
BALLY SPORTS CLUBS, INC.
NEW FITNESS HOLDING CO., INC.
NYCON HOLDING CO., INC.
BALLY TOTAL FITNESS OF PHILADELPHIA, INC.
BALLY TOTAL FITNESS OF RHODE ISLAND, INC.
RHODE ISLAND HOLDING COMPANY
BALLY TOTAL FITNESS OF THE MIDWEST, INC.
BALLY TOTAL FITNESS OF MINNESOTA, INC.
TIDELANDS HOLIDAY HEALTH CLUBS, INC.
U.S. HEALTH, INC.

By:	/s/ Marc D. Bassewitz
	Name:	Marc D. Bassewitz
Their: Senior Vice President, Secretary and General Counsel

Attest:	/s/ Kathleen M. Boege

Name: Kathleen M. Boege
Their: Assistant Secretary